

April 1, 2013

Walter J. Scheller, III
Chief Executive Officer
Walter Energy, Inc.
3000 Riverchase Galleria
Suite 1700
Birmingham, AL 35244

> **Re:** **Walter Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-13711**

Dear Mr. Scheller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 2. Properties, page 51

1. We note that you have idled several of your coal mining operations. Please tell us if the mineral reserves at these idled mines are economic to mine and explain to us how you evaluate the economics of your mineral reserves at your operations.

2. We note your chart on page 58 disclosing your production tonnages and average coal selling price per ton for each of your mines. In future filings please include the average cost per ton of coal for each of your mines. Please provide a draft with your response.

Item 8. Financial Statements and Supplementary Data, page 86

Note 2 – Summary of Significant Accounting Policies, page F-10

Inventories, page F-11

3.   We note your disclosures indicating that you recognized lower of cost or market charges of $218.8 million related to your coal inventory for the year ended December 31, 2012. Please tell us why you have not identified this charge separate from your cost of sales on the income statement in accordance with FASB ASC paragraph 330-10-50-2. In addition, please explain why you do not discuss these significant lower of cost or market charges in management's discussion of the results of operations for the year ended December 31, 2012.

Foreign Currency Translation, page F-15

4.   We note your disclosures indicating that the functional currency of your Canadian operations is the U.S. dollar. However, you also disclose that the majority of the expenses related to your Canadian operations are incurred in Canadian dollars at page 36. Please tell us how your identification of the U.S. dollar as the functional currency of your Canadian operations is consistent with FASB ASC paragraphs 830-10-45-2 through 6.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining